Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Silver Bullion Trust

Commission File No. 132-02793

Date: July 28, 2015

Sprott Value Investor Information About Sprott FAQ HOW TO TENDER Sprott Value (Silver) You bought physical sitver because you understa nd i ts u niq ue val ue and role i n the global economy.. You expected that your investmen t in Sitver Bullion Trust (SBD would reflect the value of silver, but it has persistently traded at a significant discount to the price of sitver. You deserve a n investment t hat reflects the true price of silver bullion a nd secu ri ty that is. un matched and a bove that of a com mercial ba nk. Through u nparalleled i nvestment experience a nd professional product ma nagem ent, with silver bar storage at a Federal Crown Corporation of the Government of Canada, Sprott Physical Silver Trust (PSLV) u nits have t raded close to, or even above, the price of silver.. Conversely, SBT units persistently trade at a significant discount to the price of silver. Sprott is off eri ng SBT uni thold ers an im mediate exchange premium and the opportu nity to own an investmen t that will better reflect the value of you r physical silver holding every da y. Whether we a re in a bull or bea r ma rket, your i nvestment should reflect the price of silver. Sprott Physical Silver Trust has that track record. Silver Bullion Trust does not - it is that simple. H.JI dt"t.:tllolf:'.:.Kr.SprOU Off e't <II'>e'li)UI Bl .:t t..ok«Wt"r tud (it(u1<1f dlld <t<.(t.>l""!)otrl}"' 6 ofrdoU.H. """'' '> (L <"<. iV'e'lyMtLl il'>o N'"'IC'ftdt:'d •I"" 'I'<I !.'d ttte "Ofrer Ouu.u--r•t "}.wfuLttJ"'.Ne b=/1I ed ""'""' U'le CdUd1.4! et.u11l1e">ott"OUI.:tLtiiY-'Uihut t.eanLor•le<..Wr w thU•.e S b!.L Of"t"<. tJll Pttr--'(.<1 Guld T•u .trtd luUPhr! H..siS..Vei T1L1l fU•e· uu Pt1,r->tL.t T•u b")h.: ..e llolt"d ""rlhlhll!' U.!i..S-eLur il .:tnd ULhMJOeCDi t I'M'>o'>oOl'lfl.l rr "S[C1.t.1e.&rr•t•.111 Wl-t't t-<111 <H• ,,.,F-IO(e.t<.h" "Re,KPu.t.o.. Uf1St4111.ef"111!'tlt'"). ""'''dl (.ot\l411• u eLlui t t'i.ll.lt'_,g luU oe .;; K.<!Ooe Spruu Olle1 5.t>fuU .nd !ipft.>it PI' y...iulGoid TtuY.4ih.oh..h1!filed•l.l!r\tlll!'t offl'r U.t rrJeJ•an Sc.i•.eodule TOre!.4)K.tlu lheSpruU Olf@f ftx Cll!riU•I Guldt u'>ol.. CtNTRAl GOLO R\JST A...D 51LYrR DULliO... TJI.UST U'llf1HOUKRS ANDOnUII: INTUCS [O PARTiCS ARC URGCD TO ReAD n r:st DOCIJMCNTI., ALL DOCUM\:NTS \.COI=:POAACO BY COC:tC'IC{.AJ..l OH(R: APPUCADlt OOCUMIN<S AIIIO""('( A C\D\KNTS OR SUfPLC.\11[1{15 TO A'('(SUCH OOCUMCNTSWHI THCY OCCOMC AVA"-"DLC, OtCAVSt tACH WtlL COI>t"TA.It-4 MPO.TA\1FOOI\oiAIO-.. ADOUTSPRO-:T Plt SPfOOTI Y Y'SICAI..ni.USTS. CINTRM. GOLD.RUST.SLlvtR DJUIO..TRIJS-A'1,1011-U:: S R'OTIOFF[RS \ll,rt• ..-" fit"(( w-L11t hC"C Jdidlll '>.fKur it'""' GOWG SILVER {SBT) .. - PR - st Managn-..nt lP 2015 Spr o<t As SBT Performance Versus PSLV Performance 1m 5 O'l' -5'>0 -10% 2013 2014 2015 Email or call1-888-518-6805 to participate in the Sprott offer

This document relates to the offer to purchase (the “Offer”) by Sprott Asset Management Silver Bid LP, a limited partnership created under the laws of the Province of Ontario (the “Offeror”) and owned and controlled by Sprott Asset Management LP (“Sprott”), all of the issued and outstanding units (the “SBT Units”) of Silver Bullion Trust (“SBT”), a corporation existing under the laws of Canada (TSX: SBT-U), in exchange for units of Sprott Physical Silver Trust (NYSEARCA: PSLV), a closed-end mutual fund trust established under the laws of the Province of Ontario managed by Sprott.

The Offer is subject to conditions.  Full details of the Offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation, dated June 22, 2015, the Notice of Extension and Variation, dated July 7, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Offer, Sprott Physical Silver Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (as amended, a “Registration Statement”), which contains a prospectus relating to the Offer (a “Prospectus”).  This document is not a substitute for the Offer Documents, the Prospectus or the Registration Statement.  SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SPROTT PHYSICAL SILVER TRUST, SBT AND THE OFFER.  Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com.  Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of SBT or Sprott Physical Silver Trust.  The Offer is being made solely pursuant to the Offer Documents.  The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation.  Forward-looking information is not, and cannot be, a guarantee of future results or events.  Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.